PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY WASHINGTON D.C.

November 18, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyanna Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 7 Filed October 27, 2022 File No. 024-11808

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 17, 2022, relating to the Company’s Post-Qualification Amendment No. 7 to Offering Statement on Form 1-A (File No. 024-11808) filed with the Commission on October 27, 2022 (“Post-Qualification Amendment No. 7”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. All page references or capitalized terms herein correspond to the page of Post-Qualification Amendment No. 7.

Post-Qualification Amendment No. 7 to Offering Statement on Form 1-A Filed on October 27, 2022

General

1.	We note your response to comment 1 that despite your lack of majority ownership in each of Cuvier, Raven's Lady 21, and Forever Rose, that you "act in a role akin to a general partner with complete oversight authority and major decision rights over said co- ownership syndicates." However, the "Authorized Activities" and/or "Major Decisions Rights" set forth in each co-ownership agreement require unanimous or majority consent for the enumerated activities/decisions, which you do not have. In this light, we note that you have a 50% ownership interest in Cuvier, a 20% ownership interest in Raven's Lady 21, and a 25% ownership interest in Forever Rose. Please advise. Additionally, we note that you do not have the unilateral ability to appoint, direct, remove, or replace the trainer for each horse. While you are able to select an administrative coordinator for Cuvier, the co-owner also selects it own administrative coordinator, and in the event of a deadlock, the jointly-approved trainer will make the tie-breaking decision. Please tell us how you intend to maintain control, engage in the key operating decisions, and retain the right to approve day-to-day operational matters of Cuvier, Ravens Lady 21, and Forever Rose when it appears that, contractually, you do not have such authority.

In response to the Staff’s comment, the Company advises the Staff that it has revised Post-Qualification Amendment No. 8, being filed by the Company as of the date hereof, to remove the offerings for Series Forever Rose, Series Cuvier and Series Raven’s Lady 21. The Company intends to proceed with the remaining Series in Post-Qualification Amendment No. 7 (except for Series Smart Shopping 21, as such Series was qualified under a prior offering statement, sold out and closed as of November 1, 2022) while it re-assesses the co-ownership structures for Series Forever Rose, Series Cuvier, and Series Raven’s Lady 21.

***

Please direct any questions regarding the Company’s response to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:   Michael Behrens, My Racehorse CA LLC

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